1-14926

P.E. 7/31/02





02050076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL PROCESSING
RECEIVED
AUG 0 9 2002
WASH, D.C. 164 SECTION

For the month of July, 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

Resignation of An Outside Director

We hereby inform you that one of the outside directors of KT Corporation (formerly known as "Korea Telecom Corp."; NYSE symbol: KTC) resigned. Details are as follows:

1. Name: Jun Lee.
2. Age: 62.
3. Professional background: former president of KT Corporation
4. Term of office: March 21, 2001 to March 2004.
5. Reason for resignation: personal.
6. Date of resignation: July 19, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 19, 2002

KT Corporation



By: ____________________

Name: Joong - Soo Nam

Title: Executive Vice President and Chief Financial Officer